Executive Board

J.J. Nooitgedagt

Securities and Exchange Commission		AEGON N.V.

Attn. Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant		Postal address:
Division of Corporation Finance		P.O. Box 85
100 F Street, NE		2501 CB The Hague (The Netherlands)
Washington, DC 20549-4720
United States of America		AEGON N.V. visiting address:
AEGONplein 50
2591 TV The Hague
Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
M EB NGT	File No. 001-10882	344 82 84	October 5, 2012

Dear Mr. Rosenberg,

We thank you for your letter dated September 21, 2012 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2011 (“2011 Form 20-F”).

We set forth below our response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The response to your letter is numbered to correspond to the numbered comment in that letter.

Consolidated Financial Statements of AEGON N.V.

Consolidated Income Statement, page 132

1.	We acknowledge your response to previous comment 4 and your acknowledgement that “earnings per share, excluding premium on convertible core capital securities” is a non-IFRS measure. Given the prominence of your earnings per share disclosures on the face of your income statements and the prohibition on non-IFRS measures in financial statements or the notes thereto under Item 10(e)(1)(ii)(C) of Regulation S-K, please amend your filing to reflect the following revisions:

•	Please change the presentation of earnings per share on the face of your financial statements to be consistent with the presentation in your response to the third bullet of our previous comment 4.

•	Please remove the “earnings per share, excluding premium on convertible core capital securities” line-item from the basic earnings per share table in Note 19 on page 243.

•

Please remove “earnings per share, excluding premium on convertible core capital securities” from your Selected Financial Data on page 12 or identify it as a non-IFRS measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response

We have made the requested changes on pages 132, 243 and 12, respectively of the amendment filed today (“Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2011 that was originally filed on March 23, 2012.

Consistent with your request, the Form 20-F/A includes the following changes described in our letter dated August 27, 2012:

•

We included a reconciliation from net underlying earnings to net income and disclosed that this is the after-tax equivalent of underlying earnings for the 2011 and 2010 worldwide results on pages 16 and 21, respectively. Additionally, we included a reconciliation per individual segments (Americas, The Netherlands, United Kingdom and New Markets) on pages 24, 27, 43, 45, 53, 55, 62 and 65, respectively.

•	We changed the column titles in the segment information note on pages 225 to 227 from “Non-IFRS Total” to “Segment Total” and from “Total IFRS based” to “Consolidated”.

•

We clarified the disclosure on page 290 by adding “Total Capital Base includes separate presentation of borrowings based on the deployment of the proceeds and is provided to senior management to manage capital.”

** * *

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 433 8284 or Jurgen van Rossum, Senior Vice President and Corporate Controller, at + 31 70 344 5458.

Very truly yours,

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt

Chief Financial Officer